November 21, 2018

Francis Malecha
President and Chief Executive Officer
Compass Minerals International, Inc.
9900 West 109th Street
Suite 100
Overland Park, KS 66210


       Re: Compass Minerals International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-31921

Dear Mr. Malecha:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Theresa Womble